100 S. Fourth Street, Suite 1000, St. Louis, MO 63102 (314) 889-8000

April 22, 2016	Larry K. Harris (314) 889-7063 (314) 758-8358 Direct Fax lharris@polsinelli.com

Via E-mail

The United States Securities Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin E. Martin, Special Counsel

Re: Royal Bancshares, Inc.

Draft Proxy Statement/Offering Circular on Form 1-A

Submitted March 18, 2016

CIK No. 0001668802

Dear Ms. Martin:

This letter is in response to the comments by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated April 13, 2016 (the “Comment Letter”), to the draft proxy statement/offering circular (the “PS/OC”) on Form 1-A of Royal Bancshares, Inc. (the “Company” or “Royal”), filed with the Commission on March 18, 2016. The Staff’s comments are repeated below, and we have provided the Company’s responses to each comment following the Staff’s related comment.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references to page numbers in response to the Staff’s comments refer to page numbers of the Amendment No. 1 to the PS/OC (the “Amended PS/OC”), which Royal is filing concurrently with this letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a blackline of the Amended PS/OC, marked against the PS/OC as originally filed, reflecting the changes proposed to address the Staff’s comments.

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April 22, 2016

Cover page

1.	We note here and throughout your materials that the exact amount of Royal common stock or cash received for each one share of Frontenac common stock (or its equivalent) cannot be determined until near the end of the merger. You also disclose what the merger consideration would have been if the transaction were consummated in January 2016.

Please revise your discussions of the merger consideration on the cover page and throughout the document where appropriate to provide Frontenac’s shareholders more details. As such, please provide a description in the offering circular of the methodology you will use to calculate the merger consideration as describe in section 1.07 of the Amended and Restated Agreement and Plan of Merger.

Response: A complete description of the calculation of the merger consideration has been added in a new subsection titled “Calculation of Merger Consideration” in the portion of the PS/OC titled “THE MERGER AGREEMENT,” at page 64. We have added cross-references to this added subsection at each place in the PS/OC in which there is a discussion of the amount of the merger consideration in the PS/OC. The Cover Page has be revised to include this reference.

2.	Include a discussion on the cover page that you intend to restrict the amount of cash consideration paid in the merger.

Response: The Cover Page has been revised by adding a discussion of the limitation of the cash amount of the merger consideration.

Background of the Merger and Reasons for the Merger Recommendations, page 37

3.	Please indicate here whether or not you contacted any other potential targets in early 2015 to discuss a potential merger.

Response: The discussion in “Background and Reasons for the Merger” has been revised at page 38 to include a discussion of contacts Royal had with another banking organization prior to entering into discussions with Frontenac.

4.	Please expand your disclosure to provide the dates of “several meetings” that you held between the two management groups as discussed on page 37 and briefly summarize the outcomes of each meeting. Please make similar revisions to your disclosure on page 38 regarding the “two occasions” wherein directors from each group meet to discuss the merger.

April 22, 2016

Response: “Background and Reasons for the Merger” has been revised, beginning at page 38, to include all dates of meetings, with a brief summary of the topics of discussion at each such meeting. The list, as revised, includes meetings between management only and meetings including directors.

Fairness Opinion of Sandler O’Neill, Financial Advisor to Royal, page 45

5.	Please disclose the “internal financial projections” of both Royal and Frontenac upon which Sandler O’Neill Sachs appears to have significantly relied upon when preparing its opinion on the proposed merger. In this regard, we refer you to the fourth and fifth bullet points of your disclosure on page 46.

Response: The discussion of Sandler O’Neill’s fairness opinion has been revised at page 48 to reflect that only Frontenac provided internal financial projections. Those Frontenac internal financial projections have been added as a new Annex K to the PS/OC, and that Annex is referenced at page 48.

Material United States Federal Income Tax Consequences, page 58

6.	We note that in the third paragraph on page 58 that you assume the merger qualifies as reorganization. Please revise to clarify that you have received an opinion from counsel that the merger will qualify as a reorganization.

Response: The third paragraph (at page 60) has been revised to remove the assumption and state in lieu thereof that Royal and Frontenac have received an opinion from counsel that the merger will qualify as a reorganization.

Interests of Certain Persons in the Merger, page 59

7.	Please file the form of employment agreement that Mr. Roberson will enter into as an exhibit to your offering statement.

Response: The form of Mr. Roberson’s employment agreement has been filed as Exhibit 6.1 to the Form 1-A/A.

Management and Operations Following the Merger, page 64

8.	Please indicate here and on page 9 which of these directors currently serve on Frontenac’s boards of directors.

Response: The disclosure has been revised at pages 9 and 68 to add footnotes indicating those persons who serve on the board of either or both of Frontenac Bank and Frontenac Bancshares, Inc.

April 22, 2016

Table 10 - Non-Performing Assets, page 86

9.	You disclose total non-performing loans of $25,937,000 at December 31, 2015 in your discussion of non-performing assets on page 85. In the above noted Guide III table, you disclose $15,937,000 in total non-performing loans at December 31, 2015. Please review the component balances of non-accrual loans, restructured loans still accruing and loans 90 days past due and accruing comprising total non-performing loans at this date and revise the table or the textual discussion, as appropriate. Refer to Item 7(c) of Part II of the Form 1-A General Instructions.

Response: The text has been revised at page 88 to state that the total non-performing loans were $15,937,000 at December 31, 2015 (the number previously included was in error). The Guide III table correctly stated the amount.

Sincerely yours,

/s/ Larry K. Harris
Larry K. Harris